[redacted]

SECUR 10027665 MISSION

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SEC FILE NUMBER
8-12769

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Pyramid Funds Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Everett Road Extension
(No. and Street)

Albany (City) NY (State) 12205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Biondo II (518) 459-1671
(Area Code - Telephone No.)

SEC Mail Processing Section
FEB 2 6 2010
Washington, DC
110

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AA 3/2

OATH OR AFFIRMATION

I, Joseph Biondo, II ______, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pyramid Funds Corporation ______, as of December 31 ______, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______

______

______

______
Signature

President
Title

______
Notary Public

THERESA CROOKS
Notary Public - State of New York
No. 01CR6191817
Qualified in Saratoga County
My Commission Expires Aug 25, 2012

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Pyramid Funds Corporation

We have audited the accompanying statement of financial condition of Pyramid Funds Corporation (the "Company") as of December 31, 2009, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pyramid Funds Corporation as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abington, Pennsylvania
February 25, 2010

Sanville & Company

Pyramid Funds Corporation
Statement of Financial Condition
December 31, 2009

Assets

Cash and cash equivalents	$	2,560
Receivables:		
Commissions		76,460
Affiliate		176
Officers		15,687
Securities owned, at value		210,767
Furniture, equipment and leasehold improvements net of accumulated depreciation of $86,012		7,687
Prepaid expenses		6,619
Total assets	$	319,956

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued expenses	$	39,638
Payables:		
Affiliates		23,796
Officer		2,264
Total liabilities		65,698
Commitments and contingent liabilities		
Stockholders' Equity:		
Common stock, no par value, authorized - 200 shares, issued and outstanding - 56.66 shares		5,000
Retained earnings		259,768
Treasury stock, at cost - 53.34 shares		(10,510)
Total stockholders' equity		254,258
Total liabilities and stockholders' equity	$	319,956

The accompanying notes are an integral part of these financial statements.

Pyramid Funds Corporation
Statement of Income
For the Year Ended December 31, 2009

Revenue		
Commissions and service fees from mutual funds and variable annuities	$	475,357
Gain on firm investment account		58,643
Management fees from affiliate		63,000
Dividends and interest		2,931
Other income		380
Total income		600,311
Expenses		
Commissions		60,924
Salaries and other employment costs		245,726
Professional fees		42,535
Office expense		60,135
Travel and entertainment		68,211
Occupancy costs and equipment rental		48,040
Interest		179
Telephone		7,155
Regulatory fees and expenses		220
Other		2,390
Total expenses		535,515
Income (loss) before taxes on income		64,796
Income tax expense		-
Net income	$	64,796

The accompanying notes are an integral part of these financial statements.

Pyramid Funds Corporation
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2009

	Common Stock		Unrealized Loss on	Retained	Treasury Stock		Total Stockholders'
	Shares	Amount	Securities	Earnings	Shares	Amount	Equity
Balances at January 1, 2009	56.66 $	5,000 $	(54,862) $	258,419	53.34 $	(10,510) $	198,047
Prior period adjustment	-	-	54,862	(54,862)	-	-	-
Net income for the year	-	-	-	64,796	-	-	64,796
Distributions to stockholders	-	-	-	(8,585)	-	-	(8,585)
Balances at December 31, 2009	56.66 $	5,000 $	- $	259,768	53.34 $	(10,510) $	254,258

The accompanying notes are an integral part of these financial statements.

Pyramid Funds Corporation
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2009

Subordinated borrowings at January 1, 2009	$	-
Increases:		-
Decreases:		-
Subordinated borrowings at December 31, 2009	$	-

The accompanying notes are an integral part of these financial statements.

Pyramid Funds Corporation

Statement of Cash Flows

For the Year Ended December 31, 2009

Cash flows from operating activities:		
Net income	$	64,796
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		2,592
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Receivables:		
Commissions		(24,238)
Affiliate		6,001
Officers		4,614
Securities owned		(60,499)
Prepaid expenses		(3,405)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		(6,359)
Payable to officer		2,264
Net cash used in operating activities		(14,234)
Cash flows from financing activities:		
Line of credit payoff		(1,382)
Payable to affiliate		20,000
Distributions to stockholders		(8,585)
Net cash provided by financing activities:		10,033
Net decrease in cash		(4,201)
Cash and cash equivalents at beginning of year		6,761
Cash and cash equivalents at end of year	$	2,560
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest	$	179
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

1. Organization

Pyramid Funds Corporation (the "Company") is a securities broker dealer, registered with the Securities and Exchange Commission and FINRA. The Company limits its business to the sale of mutual funds and variable annuities. The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. Summary of Significant Accounting Policies

Financial Accounting Standards Board Launches Accounting Standards Codification - The Financial Accounting Standards Board ("FASB") has issued FASB ASC 105 (formerly FASB Statement No. 168), The "FASB Accounting Standards Codification™" and the Hierarchy of Generally Accepted Accounting Principles ("GAAP") ("ASC 105"). ASC 105 established the FASB Accounting Standards Codification™ ("Codification" or "ASC") as the single source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification will become non-authoritative.

Following the Codification, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates, which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification. GAAP is not intended to be changed as a result of the FASB's Codification project, but it will change the way the guidance is organized and presented. As a result, these changes will have a significant impact on how companies reference GAAP in their financial statements and in their accounting policies for financial statements issued for interim and annual periods ending after September 15, 2009. The Company has implemented the Codification as of December 31, 2009.

The following are the significant accounting policies followed by the Company:

Revenue – Securities transactions (and related commission revenue and expense, if applicable) are recorded on a trade date basis.

Income taxes – The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code and similar state provisions. Under these provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal and state income taxes on their respective shares of the corporate income. Accordingly, no provision has been made for federal or state income tax for the year ended December 31, 2009, in the accompanying financial statements.

Property and Depreciation – Furniture and equipment are depreciated generally using straight-line and accelerated methods over their estimated useful lives.

2. Summary of Significant Accounting Policies (Continued)

Cash and cash equivalents – The Company includes as cash and cash equivalents amounts invested in money market mutual funds.

Fair Value - As required by the fair value topic of the FASB Accounting Standards Codification, fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. The topic also establishes a framework for measuring fair value, and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. The three-tier hierarchy of inputs is summarized below:

Level 1 - quoted prices in active markets for identical investments
Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)
Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following table summarizes the valuation of the Company's investments by the above fair value hierarchy levels as of December 31, 2009:

Securities Owned:	Level 1	Level 2	Level 3
Common Stocks	$ 126,896	$ -	$ -
Mutual Funds	83,871	-	-
Total	$ 210,767	$ -	$ -

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions. Management has evaluated subsequent events through February 25, 2010, the date the financial statements were issued.

3. Related Party Transactions

Various amounts have been advanced to/from the Company's offices and affiliates owned by the Company's stockholders. At December 31, 2009 an amount of $15,687 was due from officers and an amount of $2,264 was due to officers.

The Company rents its offices on a month to month basis from an affiliate owned by the stockholders of the Company. Rent totaled $19,500 for the year ended December 31, 2009.

3. Related Party Transactions (Continued)

The Company received management fees from affiliates that are owned by the stockholders of the Company. Management fees totaled $63,000 for the year ended December 31, 2009

4. Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements are summarized as follows:

Furniture and fixtures	$	35,307
Equipment		40,878
Leasehold improvements		17,514
		93,699
Less accumulated depreciation		(86,012)
	$	7,687

Depreciation expense totaled $2,592 for the year ended December 31, 2009.

5. Computation for Determination of Reserve Requirements

The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company maintains a Special Account for the Exclusive Benefit of Customers.

6. Net Capital Requirements

Pursuant to the net capital provisions of the SEC, the Company is required to maintain net capital as defined under such provision. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009 the Company had net capital and capital requirements of $125,071 and $25,000 (minimum), respectively. The Company's net capital ratio was .53 to 1.

7. Employee Benefit Plan

The Company sponsors a Simplified Employee Pension Plan (the "Plan") covering substantially all employees of the Company who meet certain age and length of employment requirements. Discretionary contributions are determined annually by the Company. The Company made no contribution to the Plan for the year ended December 31, 2009.

Pyramid Funds Corporation
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2009

Schedule I

COMPUTATION OF NET CAPITAL		
Total stockholders' equity	$	254,258
Deduct stockholders' equity not allowable for Net Capital:		-
Total stockholders' equity qualified for Net Capital		254,258
Deductions and/or charges:		
Non-allowable assets:		
Commissions receivable		64,623
Receivable from affiliate		176
Receivable from officers		15,687
Fixed assets		7,687
Prepaid expenses		6,619
Total non-allowable assets		94,792
Net Capital before haircuts on securities positions		159,466
Trading and investment securities:		
Other securites		31,615
Money market funds		20
Undue concentration		2,760
Total haircuts		34,395
Net Capital	$	125,071
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities from Statement of Financial Condition		
Accounts payable and accrued expenses	$	65,698
Total aggregate indebtedness	$	65,698
Percentage of aggregate indebtedness to Net Capital		53%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		-

Pyramid Funds Corporation
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2009 **Schedule I (continued)**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $65,698)	$	4,380
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	25,000
Net Capital requirement	$	25,000
Excess Net Capital	$	100,071
Excess Net Capital at 1000%	$	118,501

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

The difference between the above computation and the computation included in the Company's unaudited FOCUS report (Form X-17a-5) as of December 31, 2009 is primarily due to:

Net Capital per unaudited FOCUS filing on December 31, 2009	$	134,231
Adjustments effecting net income		(399)
Reduction in shareholder distributions		4,771
Increase in non-allowable assets		(13,199)
Increase in haircuts		(253)
Net Capital per above	$	125,151

Pyramid Funds Corporation

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009 — Schedule II

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(2)(i).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Pyramid Funds Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Pyramid Funds Corporation (the Company) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
February 25, 2010

Sanville & Company

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's Claim for Exclusion from Membership in SIPC

Board of Directors
Pyramid Funds Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, related to the Certification of have Exclusion From Membership (Form SIPC-3) filed by Pyramid Funds Corporation (the "Company") with the Securities Investor Protection Corporation ("SIPC"), we have performed the procedures enumerated below for the year ended December 31, 2009, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's claim for exclusion from membership in SIPC. The Company's management is responsible for the compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970 ("SIPA") for the year ended December 31, 2009. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows; compared the total revenues and each revenue classification in the Company's audited financial statements included on Form X-17A-5 for the year ended December 31, 2009 to Certification of Exclusion From Membership (Form SIPC -3) that the Company's business consisted exclusively of the distribution of shares of registered open end investment companies or unit investment trusts, the sale of variable annuities and the business of insurance.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
February 25, 2010

Sanville & Company

PYRAMID FUNDS CORPORATION

Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

December 31, 2009

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

Pyramid Funds Corporation
TABLE OF CONTENTS
December 31, 2009